Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Ripple Lake Diamonds Inc.

305-595 Howe Street

Vancouver BC V6C 2T5

Item 2: Date of Material Change

November 24, 2005.

Item 3: News Release

November 24, 2005.  A news release was disseminated through the facilities of Market News and Canada Stockwatch.

Item 4: Summary of Material Change

1.

The Company announced that it has received notice that its 20 F registration has no further comment from the U.S. securities and exchange commission.

2.

The Company announced that the 2005 exploration fieldwork has been completed at both of its projects.

3.

The Company also announced the Chris Pollard has resigned from the Board of Directors.

Item 5: Full Description of Material Change

Mr. Robert R. Lipsett is pleased to report that it has received notice from the Company’s U.S. attorneys that the United States Securities and Exchange Commission has no further comments regarding the Company’s Form 20-F registration statement.

The Company also reports that the 2005 Phase 2 fieldwork for both the KMD (Nunavut) and TCH (Ontario) projects has been completed. Fieldwork included extensive sampling and airborne magnetic surveys at both projects in an effort to delineate Phase 3 drill targets.

The sample concentrates have been delivered to the KMD/Institute of Diamonds Laboratory in Moscow to be processed and for mineralogical analysis. They will be treated with heavy liquids, by magnetic and paramagnetic separation, and studied for the presence of KIM’s: pyrope garnet, picroilmenite, chrome spinel, chrome-diopside and magnesian olivine.  KIM’s recovered in the laboratory will be examined in detail using a scanning electron microprobe (SEM) for morphological clues, and then by an electron microprobe, for more detailed chemical study. Final results are anticipated in early 2006.

The Company has accepted Chris Pollard’s resignation from the Board and thanks him for past services and wishes him well in his future endeavours.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Ripple Lake Diamonds Inc. is not relying on subsection 7.1(2) or (3) of

National Instrument 51-102

Item 7: Omitted Information

There is no omitted information

Item 8: Senior Officers

Robert Lipsett, President

T. 604.484.8264

F. 604.688.9727

Item 9: Date of Report

November 24, 2005